JOHN HANCOCK VENTURE TECHNOLOGY FUND
                              101 Huntington Avenue
                           Boston, Massachusetts 02199


                                          December 5, 2001


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Michael J. Schaffer



Re: Application for Withdrawal of Registration Statement:  John Hancock
    -------------------------------------------------------------------
    Venture Technology Fund (File Nos. 333-40274; 811- 10005) (the "Registrant")
    ---------------------------------------------------------------------------



Ladies and Gentlemen:

         This application is to request that the Commission consent to the Registrant's withdrawal of its registration statement, which previously was filed with the Commission on June 28, 2000 on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940. The Registrant is withdrawing its registration statement because it has elected not to go forward with the registration process at this time.

         If you have any questions concerning the foregoing, please contact Pamela J. Wilson, Esq. at (617) 526-6371 or Timothy F. Silva, Esq. at (617) 526-6502, each of Hale and Dorr LLP, counsel to the Registrant.

                                               Very truly yours,

                                               /s/ Avery P. Maher
                                               ------------------
                                                   Avery P. Maher

Enclosure

cc:      Mr. Brion R. Thompson
         Susan S. Newton, Esq.
         Pamela J. Wilson, Esq.
         Timothy F. Silva, Esq.